

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2022

Anthony Mack
Chief Executive Officer
Virpax Pharmaceuticals, Inc.
1055 Westlakes Drive, Suite 300
Berwyn, PA 19312

      Re: Virpax Pharmaceuticals, Inc.
          Registration Statement on Form S-3
          Filed October 7, 2022
          File No. 333-267790

Dear Anthony Mack:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Lauren Hamill at 303-844-1008 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Life Sciences

cc: Steven Skolnick